UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended April 30, 2005

☐	TRANSITION REPORT PURSUANT TO 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to _______
Commission File Number: 0-30869
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Stratos International, Inc. 401(k) Savings Plan
(Formerly Stratos Lightwave, Inc. 401(k) Savings Plan)
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Stratos International, Inc.
7444 West Wilson Avenue
Chicago, IL 60706-4549

TABLE OF CONTENTS
Reports of Independent Registered Public Accounting Firms
Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Schedule H, Line 4i — Schedule of Assets
Signature
Consent of Independent Registered Public Accounting Firms
Certification

FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements
Stratos International, Inc. 401(k) Savings Plan
Report of Independent Registered Public Accounting Firm, BDO Seidman, LLP
Report of Independent Registered Public Accounting Firm, Ernst & Young, LLP
Statements of Net Assets Available for Benefits at April 30, 2005 and May 1, 2004
Statements of Changes in Net Assets Available for Benefits For The Years Ended April 30, 2005 and May 1, 2004
Notes to Financial Statements
Supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
(b) Exhibit
Exhibit 23 — Consent of Independent Registered Public Accounting Firms
Exhibit 99 — Certification

Supplemental schedules required by the Employer Retirement Income Security Act of 1974 not included herein are deemed not applicable to the Stratos International, Inc. 401(k) Savings Plan.

Financial Statements and Supplemental Schedule
Stratos International, Inc. 401(k) Savings Plan
Years ended April 30, 2005 and May 1, 2004 with Reports of Independent Registered Public Accounting Firms.
Employer Identification Number 36-4360035 Plan #001

Stratos International, Inc. 401(k) Savings Plan
Financial Statements and Supplemental Schedule
Years ended April 30, 2005 and May 1, 2004

Report of Independent Registered Public Accounting Firm
To the Plan Committee
Stratos International, Inc. 401(k) Savings Plan
We have audited the accompanying statement of net assets available for benefits of the Stratos International, Inc. 401(k) Savings Plan as of April 30, 2005 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedules are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedules, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at April 30, 2005, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of April 30, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Financial Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ BDO Seidman, LLP
Chicago, Illinois
October 25, 2005

Report of Independent Registered Public Accounting Firm
Administration Committee
Stratos International, Inc. 401(k) Savings Plan
We have audited the accompanying statement of net assets available for benefits of Stratos International, Inc. 401(k) Savings Plan (formerly Stratos Lightwave, Inc. 401(k) Savings Plan) as of May 1, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at May 1, 2004, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

September 30, 2004	/s/ Ernst & Young, LLP
Chicago, IL

EIN 36-4360035 Plan#001
Stratos International, Inc. 401(k) Savings Plan
Statement of Net Assets Available for Benefits

	April 30, 2005	May 1, 2004
Assets
Cash	$1,232	$10,617
Investments
Group annuity contract	419,389	492,719
Money market fund	180,987	183,186
Mutual funds	4,748,434	4,680,869
Equities	245,753	241,597
Participant loans	149,111	106,567

Total Investments	5,743,674	5,704,938

Receivables:
Participant contributions	—	13,116
Company contributions	—	5,783
Due from broker for securities sold	489	—
Accrued income	409	1,228

Total receivables	898	20,127

Total assets	5,745,804	5,735,682

Liabilities
Due to broker for securities purchased	973	1,080

Total liabilities	973	1,080

Net assets available for benefits	$5,744,831	$5,734,602

See notes to financial statements.

EIN 36-4360035 Plan#001
Stratos International, Inc. 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits

	April 30, 2005	May 1, 2004
Additions
Contributions
Participant	$706,717	$835,686
Company	346,636	404,153
Rollovers	32,047	13,765

	1,085,400	1,253,604
Interest and dividends	149,039	92,033

Total additions	1,234,439	1,345,637

Deductions
Benefits payments	1,330,249	1,060,627
Administrative expenses	443	46

Total deductions	1,330,692	1,060,673

Net appreciation in fair value of investments	106,482	637,263

Net increase	10,229	922,227

Net assets available for benefits:
Beginning of year	$5,734,602	4,812,375

End of year	$5,744,831	$5,734,602

See notes fo financial statements.

Stratos International, Inc. 401(k) Savings Plan	EIN 36-4360035

Notes to Financial Statements	Plan#001
Years ended April 30, 2005 and May 1, 2004
1. Description of the Plan
The following description of the Stratos International, Inc. 401(k) Savings Plan provides only general information. Participants should refer to the Summary Plan description (SPD) for a more complete description of the Plan’s provisions. Copies of the SPD are available form Stratos International, Inc. (the Company).
General
The Plan, established effective April 29, 2001, is a defined-contribution plan established to provide additional retirement and other benefits for eligible employees of the Company and its subsidiaries, to enable eligible employees, through systematic savings, to accumulate funds on a tax-advantageous basis, and to provide a vehicle through which the Company can attract and retain qualified employees.
Effective November 6, 2003, the Company changed its name from Stratos Lightwave, Inc. to Stratos International, Inc. The Plan name changed effective December 17, 2003. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Participation
Employees become eligible to make participant contributions to the Plan on the first day of any month following the date of employment. Eligibility to receive the nonelective Company contribution begins on the first day of the quarter of the Plan year following the completion of one year of service.
Contributions
Participants may elect to contribute a percentage of their pretax annual compensation subject to the maximum annual dollar limit allowable by the Internal Revenue Service (IRS).
The Company contributes to the Plan on behalf of each participant who has completed one year of service 3% of each participant’s compensation for the portion of the Plan year in which the participant was a participant in the Plan.
Participants may direct contributions into various investment options offered by the Plan.
Benefit Payments
Benefits generally are paid only upon termination of service, retirement, disability, death, attainment of age 59 1/2, or financial hardship, as defined. Benefits are paid to the participant or participant’s beneficiary in a lump-sum or series of installments. Participants who terminate employment and whose account balances do not exceed $5,000 shall receive an immediate, lump-sum distribution. Benefits are recorded when paid.

Stratos International, Inc. 401(k) Savings Plan Notes to Financial Statements	EIN 36-4360035 Plan#001
Vesting
Participants are immediately vested in Company contributions, their contributions, and actual earnings (losses) thereon.
Participant Loans
Participants my borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%. Principle and interest are paid ratable through payroll contributions.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of Company contributions and Plan earnings (losses). Allocations are based on participant earnings of account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
2. Significant Accounting Policies
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
Investment Valuation
The group annuity contract is valued at contract value as estimated by Hartford Life Insurance Company. Contract value represents contributions made, plus interest at the contract rate, less funds used to pay participants’ benefits.
The group annuity contract had an average yield of 4.59% in 2005 and 4.25% in 2004. The crediting interest rate was 3.00% at April 30, 2005, and May 1, 2004. The crediting interest rate for the group annuity contract is set at the beginning of the calendar year and is periodically reviewed for adjustment. The fair value of the group annuity contract was approximately $395,478 at April 30, 2005.

Stratos International, Inc. 401(k) Savings Plan Notes to Financial Statements	EIN 36-4360035 Plan#001
The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares on the last business day of the Plan year. The fair value of common stock is determined by quoted market prices. Participant loans are stated at their outstanding principal balances, which approximates fair value.
Purchases and sales are recorded on a trade-date basis. Interest is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
Administrative Expenses
Most legal, accounting, and administrative expenses of the Plan are paid by the Company.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates.
3. Investments
The Plan’s investments (including investments purchased, sold, as well as held during the years) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Year ended
	April 30, 2005	May 1, 2004
Equities	$(22,632)	$26,674
Mutual funds	129,114	610,589

	$106,482	$637,263

Investments that represent 5% of more of fair value of the Plan’s net assets are as follows:

Stratos International, Inc. 401(k) Savings Plan Notes to Financial Statements	EIN 36-4360035 Plan#001

	Year ended
	April 30, 2005	May 1, 2004
Hartford Life Insurance Company Group Annuity contract	$419,389	$492,719
The American Funds Group:
American Balanced Fund	1,425,862	1,382,850
American Mutual Fund	322,855	357,996
American Europacific Growth Fund	302,035	294,193
Fidelity Institutional Retirement Services Company:
Magellan Fund	934,605	965,277
Growth and Income Fund	1,204,695	1,126,041
MFS Investor Growth Stock Fund	303,499	*

*	Below 5% treshold
4. Income Tax Status
The Plan has received a determination letter from the IRS dated February 14, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualifications. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
5. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
April 30, 2005

Identity of Issue	Description of Investment	Shares	Current Value
Annuity contract
Hartford Life Insurance Company	Group Annuity Contract	—	$419,389

Mutual funds
The American Funds Group	American Balanced Fund	81,478	1,425,862
	American Mutual Fund	12,562	322,855
	American Europacific Growth Fund	8,627	302,035

Fidelity Institutional Retirement Services Company	Government Retirement Money Market Fund	172,062	172,062
	Magellan Fund	9,448	934,605
	Growth and Income Fund	32,808	1,204,695

MFS	MFS Investors Growth Stock Fund	26,254	303,499

Putnam	Putnam Voyager Fund	16,637	254,883

Wilmington Trust Company	Money Market Fund	—	8,925

			4,929,421
Equities
Stratos International, Inc.*	Stratos International, Inc., Common Stock	25,875	102,465

Methode Electronics, Inc,*	Methode Electronics, Inc., Class A Common Stock	12,748	143,288

			245,753
Participant loans	Interest rates range from 5% to 10.5%	—	149,111

			$5,743,674

*	Party in interest

SIGNATURE
Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 27, 2005	By:	/s/ Barry Hollingsworth
Barry Hollingsworth
On behalf of the Administrative
Committee as Plan Administrator